TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD COMPLETES US$300 MILLION BOUGHT DEAL FINANCING

Toronto, Ontario, March 24, 2024 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce the closing of its "bought deal" equity financing of 72,000,000 common shares of the Company (the "Offering"). At a price of US$4.17 per common share, the Company raised aggregate gross proceeds of US$300.24 million pursuant to the Offering. The Offering, announced on May 21, 2024, was conducted by a syndicate of underwriters led by National Bank Financial Markets, BMO Capital Markets and RBC Capital Markets.

IAMGOLD intends to use the net proceeds of the Offering towards the repurchase of the 9.7% interest ("Transferred Interest") in the Côté Gold Mine from Sumitomo Metal Mining Co. Ltd. ("Sumitomo"), in order to return to its full 70% interest in the Côté Gold Mine. The net proceeds of the Offering are to be deposited in an interest-bearing account or used to repay drawn amounts under its credit facility, in accordance with good cash management practices, until the completion of the aforementioned repurchase which is expected to be completed prior to the end of the calendar year.

US Registration Statement Filing

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission ("SEC"). Documents filed with the SEC may be obtained for free on the SEC's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov or from National Bank of Canada Financial Inc., 65 E. 55th St., 8th Floor, New York, New York 10022;  by phone at (416) 869-8414 or by e-mail at NBF-Syndication@bnc.ca; from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, New York 10036, by phone at (800) 414-3627 or by email at bmoprospectus@bmo.com; and from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; by phone at 877-822-4089 or by email at equityprospectus@rbccm.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the use of the proceeds of the Offering) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; the Company's ability to repurchase the Transferred Interest on its expected terms or at all; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in the Company's relationship with Sumitomo, instability in financial markets, currency exchange risk, changes in world gold markets, cybersecurity risks, and other risks disclosed in IAMGOLD's most recent Form 40-F and Annual Information Form and in IAMGOLD's management's discussion and analysis of financial position and results of operations for the first quarter ended March 31, 2024 on file with the SEC and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE: IAG) and the Toronto Stock Exchange (TSX: IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted index consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at http://www.sedarplus.ca or at www.sec.gov.

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